July 27, 2009

VIA EDGAR AND E-MAIL (JONEST@SEC.GOV)
Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:          eMagin Corp. (the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
Filed June 22, 2009
File No. 333-160147

Dear Mr. Mancuso:

On behalf of the Company, we are responding to the Staff’s comment letter, dated July 17, 2009, addressed to Mr. Andrew Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

As a preliminary matter and as indicated in the Form S-1, we believe that it is important to note that the Company is seeking to register an aggregate of 4,430,380 shares of common stock, comprised of (i) 2,267,107 shares of common stock, and (ii) 2,163,273 shares are issuable upon exercise of warrants. Such shares do not represent securities underlying any convertible securities and were acquired by the selling stockholders in two separate, distinct and unrelated transactions, namely:

1.
The Moriah Capital Loan Agreement dated August 7, 2007, which was amended as of January 30, 2008 (Amendment No. 1), March 18, 2008 (Amendment No. 2) and August 26, 2008 (Amendment No. 3) (collectively, the “Amended Loan Agreement”); and

2.	The Securities Purchase Agreement dated April 2, 2008 (the “SPA”).

Further, with respect to the Amended Loan Agreement, we note that any and all conversion features of the loan indebtedness, which may have entitled Moriah Capital L.P. (“Moriah”) to convert the original Secured Convertible Revolving Loan Note dated August 7, 2007 into shares of the Company’s common stock, were rendered null and void pursuant to Amendment No. 1. As a result, the Amended Loan Agreement is no longer convertible into shares of the Company’s common stock. Such disclosure indicating the termination of the Loan Conversion Agreement was previously reported on a Form 8-K/A, filed with the Securities and Exchange Commission on February 8, 2008. Accordingly, the shares being registered on behalf of Moriah Capital L.P. are comprised solely of an aggregate of 2,017,500 shares of common stock, of which 647,500 are shares of common stock, and 1,370,000 are shares issuable upon exercise of warrants.

In addition, with respect to the SPA, the Company sold to certain selling stockholders (all of whom were qualified institutional buyers and accredited investors) an aggregate of 1,475,607 shares of the Company’s common stock, and warrants to purchase an additional 793,273 shares of common stock, for an aggregate purchase price of $1,650,000. Again, no convertible securities or shares underlying convertible securities were issued, nor is the Company seeking to register such convertible instruments on behalf of any of the selling stockholders under the Form S-1.

Based on previously prescribed guidelines and regulations, it is the Company’s understanding that Rule 415 comments, such as Comment No’s. 2-7 in the Commission’s comment letter dated July 17, 2009, are appropriate in instances where either (i) shares underlying convertible or derivative securities are being registered, or (ii) where a company attempts to register on behalf of the selling stockholders shares exceeding 33% of the company’s public float at the time the selling stockholder acquired its shares.

For the following reasons, the Company respectfully submits that such comments are not applicable in this instance.

First, no convertible or derivative securities, nor shares underlying such convertible or derivative securities, are being registered on behalf of any of the selling stockholders. As described above, all shares being registered are either shares of common stock, or shares of common stock issuable upon the excise of warrants.

Second, in the case of the SPA, the Company is seeking to register 2,268,880 shares on behalf of the selling stockholders. At the time of the SPA, there were 9,827,460 shares of the Company’s common stock held by non-affiliates (i.e. the public float). Therefore, the shares being registered on behalf of the selling stockholders constitute 23.09% of the public float.

Third, at the time of the Secured Convertible Revolving Loan Note dated August 7, 2007, there were 8,744,488 shares of the Company’s common stock held by non-affiliates. Therefore, if measuring the public float based upon the number of shares held by non-affiliates as of the time of the original transaction (i.e. August 7, 2007), the shares being registered on behalf of the selling stockholders constitute 24.07% of the public float.

Thus, in neither instance do the shares issued exceed the previously prescribed guidelines and regulations set forth by the Securities and Exchange Commission. That is, the shares sought to be registered do not exceed 33% of the Company’s public float at the time the shares were issued to the selling stockholders. Moreover, it is the Company’s position that the SPA is wholly unrelated to the Amended Loan Agreement. Indeed, the SPA transaction occurred almost 2 years after the Amended Loan Agreement, and included numerous other, unrelated third party investors. It should also be noted that the selling stockholders (i) do not exercise control of the Company, (ii) have never held an executive office position with the Company, and (iii) have never requested representation on the Board of Directors of the Company.

Further, even if the transactions were to be somehow aggregated by the Commission for purposes of determining the total amount of securities sought to be registered in comparison to the total number of shares outstanding and held by non-affiliates, which the Company submits is both improper and unjustifiable for the reasons stated, the Company is still seeking to register, in aggregate, 38% of the shares held by non-affiliates on behalf of the selling stockholders, calculated as of the date hereof.

Below, the Company has responded on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Moriah Capital Loan Agreement and Amendments, Page 27

1.
We note the put options mentioned in the fourth paragraph of this section and section 6 of exhibit 10.59. Please tell us the purpose of section 6 of exhibit 10.59. It appears that, in substance, the investor has not irrevocably purchased the shares. If so, it is premature to register the shares for resale.

Response:

Moriah Capital, L.P. (the “Lender”) required section 6 of exhibit 10.59 in order to provide them with a designated amount of shares under the put options referenced therein, which the Lender can sell back to the Company at its election, in consideration for a pre-determined amount of money.

While the Company understands that the SEC has taken the position that certain offerings may not have come to rest because an investment decision has not been completed, resulting in the Company not being able to register such securities, we respectfully submit that the situation in this case is different. The aforementioned cases involve an additional investment decision to be made by an investor at some point in the future, meaning the investor must decide whether to give those companies additional consideration.  However, in this scenario, the Company paid certain fees due to the Lender with such equity (as opposed to cash payments), and the Lender is not required to make a decision in the future of whether or not to invest additional money in the Company. In other words, there is no additional consideration element, and the Lender bargained and paid in full for the shares it owns.

As a result, the Company fails to understand the policy reasons the Commission may have to prevent the registration of such securities, over which the investor has the full power to sell on its own accord right now under Rule 144.

Selling Stockholders, page 53

2.	With a view toward clarified disclosure, please provide us a table that shows clearly:

•
when each selling stockholder acquired the securities being offered for resale. In each case that the securities being offered currently or previously were issuable upon exercise or conversion of another security, please also address this comment as if it applies to your sale of that outer convertible or exercisable security to the selling stockholders,

•	the amount of consideration you received for the offered securities,

•	the nature of the transaction in which you sold the offered securities,

•	where you describe in this prospectus the transaction in which you sold the selling stockholder the offered securities, and

•	how to reconcile the number of offered securities mentioned in the selling stockholders’ table with that prospectus description of the transaction.

Response:

For the reasons set forth above, we respectfully submit that this comment is inapplicable and request the Commission reconsider the Comment.

3.
Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your response the effect on your analysis of:

•	your relationships with the selling stockholders,

•	relationships among the selling stockholders.

•	the exercise price of warrants related to the offered securities,

•
the price that each selling stockholder paid for the offered securities (after deducting amounts that you have paid or will pay the selling stockholder or parties related to the selling stockholder in the form of fees or otherwise) relative to the market price of your securities at the time that the selling stockholder acquired the security.

•	the existence of put rights, and

•	prior registration statements registering securities for sale, by these selling stockholders.

In this regard, if you are seeking to register an offering pursuant to Rule 415, please tell us why you have not checked the Rule 415 box on the facing page of the registration statement.

Response:

For the reasons set forth above, we respectfully submit that this comment is inapplicable and request the Commission reconsider the Comment.

4.	Please provide us with a view toward disclosure in the prospectus, tabular disclosure comparing:

•	the number of shares outstanding that arc held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders.

•	the number of shares registered for resale by the selling stockholder", or

•	affiliates of the selling stockholders in prior registration statements;

•
the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to he held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions, by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

For the reasons set forth above, we respectfully submit that this comment is inapplicable and request the Commission reconsider the Comment.

5.
Please provide us a table that clearly identifies, for each selling stockholder the number of offered securities that were registered for sale in a prior registration statement, the file number of that prior registration statement, and the date that you filed the registration statement.  If that prior registration statement was withdrawn, please tell us the reason for the withdrawal and what has changed since the withdrawal that caused you to file this registration statement.

Response:

For the reasons set forth above, we respectfully submit that this comment is inapplicable and request the Commission reconsider the Comment.

6.
We note the statement in the third paragraph or this Section that “[e]xcept as described   below, the selling stockholders do not have and within the past three years have not had" any material relationships, with you; however, it does not appear that you included disclosure of such relationships below that statement.  For example, we note your relationship with Moriah Capital disclosed on page 27 of this filing.

Response:

The Company will make the appropriate disclosure in an amended Form S-1 upon receipt of the Commission’s response to this letter.

7.
With respect to the shares offered for resale by each selling stockholder that is all entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by that stockholder, for example, who is the natural person with voting power over the shares held in the name of Alexandra Global Master Fund? Who is the natural person that beneficially owns the shares held in the name of Moriah Capital?

Response:

The Company will make the appropriate disclosure in an amended Form S-1 upon receipt of the Commission’s response to this letter.

8.	Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker- dealer.

Response:

To the best of the Company’s knowledge, no selling stockholder is a broker-dealer or an affiliate of a broker- dealer.

9.
Please tell us how you determined the beneficial ownership of Stillwater LLC before the offering given that you registered for resale 2,438,096 shares on behalf of Stillwater LLC in the Form S-1 declared effective on February 17, 2009. We know the beneficial ownership of Stillwater LLC disclosed in this filing is the same as in your Form S-1 declared effective on February 17. 2009. Has Stillwater not sold any shares previously registered for resale?

Response:

To the best of the Company’s knowledge, Stillwater has not sold any shares previously registered, and therefore their beneficial ownership has not deviated from previously disclosed figures.

Exhibits and Financial Statement Schedules, page 102

10.
We note the statement on page 107 that exhibit 10.61 is "filed herewith:" however, you did not file the agreement as an exhibit to this filing. Please ensure that your exhibit index clearly and accurately identifies where investors can find your exhibits.

Response:

The Company will make the appropriate disclosure in an amended Form S-1 upon receipt of the Commission’s response to this letter

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

	By:	/s/ Richard A. Friedman, Esq.
Richard A. Friedman, Esq.

cc: Mr. Paul Campbell, Chief Financial Officer